February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cancer Genetics, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-252628)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on February 8, 2021, or as soon as practicable thereafter.

Please call Alexander E. Dinur of Lowenstein Sandler LLP at 973-422-6732 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	Chief Executive Officer